United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Amyris, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03236M101
(CUSIP Number)

Hugh C. Welsh
Koninklijke DSM N.V.
Het Overloon 1
6411 TE Heerlen
The Netherlands
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 03236M101	13D	Page 1 of 3 Pages
Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 17, 2017 (the “Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Amyris, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by the following:

Loan Agreement

On October 11, 2022, the Issuer, certain of the Issuer’s subsidiaries (the “Subsidiary Guarantors”) and DSM Finance B.V., an affiliate of the Reporting Persons (“DSM Finance”), as lender, entered into a Loan and Security Agreement (the “Loan Agreement”) to make available to the Issuer a secured term loan facility in an aggregate principal amount of up to $75 million (the “Loan Facility”), consisting of two tranches: a $50 million tranche to be drawn in full by the Issuer on October 11, 2022 and a $25 million tranche to be drawn in full by the Issuer on or before December 31, 2022, subject to certain conditions set forth in the Loan Agreement (collectively, the “Term Loan”). The Loan Agreement also includes a provision for a third tranche of $25 million on terms to be mutually agreed by the parties.

The obligations under the Loan Facility are (i) guaranteed by the Subsidiary Guarantors, and (ii) secured by a perfected security interest in certain payment obligations (“Earn-Outs”) due and owing to the Issuer from DSM Nutritional Products Ltd., an affiliate of the Reporting Persons (“DSM Nutritional”), under that certain Asset Purchase Agreement dated as of March 31, 2021 by and among the Issuer and DSM Nutritional.

The Term Loan will amortize as follows: (a) $25,000,000 on October 11, 2023, (b) $25,000,000 on October 11, 2024, and (c) any outstanding principal balance of the Term Loan on October 3, 2025 (the “Maturity Date”); provided that the total amortization amount on any of the foregoing dates shall be reduced by the amount of any Earn-Outs due and owing to the Issuer from DSM Nutritional during the one-year period prior to such dates. Term Loans under the Loan Facility will accrue interest at a rate of 9% per annum, with quarterly cash interest payments due in cash. An additional 3% interest applies if the Issuer fails to pay the principal when due. The Issuer paid an upfront structuring fee of $5.125 million to DSM Finance in connection with the  execution of the Loan Agreement on October 11, 2022.

Prepayment of the outstanding amounts under the Loan Facility will be required upon any Earn-Outs becoming due and payable from DSM Nutritional to the Issuer and, after prepayment of $30 million of the Issuer’s existing indebtedness with Foris Ventures, LLC, on a pro rata basis concurrently with any prepayments of outstanding indebtedness with Foris Ventures, LLC, upon the occurrence of a Change of Control and certain other prepayment events. In addition, the Issuer may at its option prepay the outstanding principal amount of the Term Loans before the Maturity Date without the incurrence of a prepayment fee.

CUSIP No. 03236M101	13D	Page 2 of 3 Pages
The Loan Agreement includes customary representations, affirmative and negative covenants and events of default, and also contains financial covenants, including covenants related to minimum revenue and minimum liquidity.

The foregoing description of the Loan Agreement is a summary and is qualified in its entirety by reference to the Loan Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

Item 7.

Item 7 of the Statement is hereby amended and supplemented by the following:

Exhibit Number	Description

9
Loan and Security Agreement dated October 11, 2022, by and among the Issuer, the Subsidiary Guarantors and DSM Finance (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 11, 2022).

CUSIP No. 03236M101	13D	Page 3 of 3 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2022

DSM International B.V.

	By:	/s/	Hugh Welsh
	Name:		Hugh Welsh
	Title:		President, DSM North America

KONINKLIJKE DSM N.V.

	By:	/s/	Hugh Welsh
	Name:		Hugh Welsh
	Title:		President, DSM North America